UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 2)

Nordic American Offshore Ltd.
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)

G65772108
(CUSIP Number)

Scandic American Shipping Ltd.
Leif Weldingsvei 20, P.O.B. 56
N-3201 Sandefjord, Norway
Attn: Turid M. Sorensen
011 47 33 42 73 00

Copy to:

Gary J. Wolfe
Seward & Kissel LLP
One Battery Park Plaza, 19th Floor
New York, NY 10004
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or  Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G65772108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nordic American Tankers Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

14,018,280

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

14,018,280

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,018,280

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%*

14.	TYPE OF REPORTING PERSON

CO

*Percentage of class calculation is based on 60,686,847 Common Shares outstanding.  The 60,686,847 Common Shares number reflects the Issuer's outstanding share amount as reported on Form 424(b)(2) furnished by the Issuer with the Securities and Exchange Commission (the "Commission") on February 27, 2017.

CUSIP NO. G65772108
Item 1.  Security and Issuer
This Amendment No. 2 ("Amendment No.2") is being filed by the undersigned to amend the Schedule 13D/A filed by the Reporting Person (as hereinafter defined) on November 17, 2015 with respect to the common shares, par value $0.01 per share (the "Common Shares") of Nordic American Offshore Ltd., incorporated under the laws of the Republic of the Marshall Islands (the "Issuer).  The address of the principal executive office of the Issuer is Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.
Item 2.  Identity and Background
(a),(f)	The name of the reporting person is Nordic American Tankers Limited, a company incorporated in Bermuda ("NAT") (the "Reporting Person").
(b)	The address of the principal place of business of NAT is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
(b),(c)	The principal business of NAT is the ownership and chartering of tanker vessels.
The name, citizenship, present principal occupation or employment and business address of each executive officer and director of NAT is set forth below.  If no business address is given, the director's or executive officer's address is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.
Herbjørn Hansson	Chairman, Chief Executive Officer and President
Mr. Hansson is a citizen of Norway and his principal business address is c/o Scandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway.  Mr. Hansson is also the Executive Chairman of the Issuer.

Turid M. Sørensen	Chief Financial Officer and Executive Vice President
Mrs. Sørensen is a citizen of Norway and her principal business address is c/o Scandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway.  She is also the Chief Financial Officer and Secretary of the Issuer.

Andreas Ove Ugland	Vice Chairman
Mr. Ugland is a citizen of the Cayman Islands, B.W.I. and Norway and his principal business address is c/o Andreas Ugland & Sons Ltd., PO Box 30464 SMB, Vista Del Mar, Grand Cayman, Cayman Islands, British West Indies.  He has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has spent his whole career in shipping in the Ugland family owned shipping group.

Jan Erik Langangen	Director
Mr. Langangen is a citizen of Norway and his principal business address is Markaveien 57, 3947 Langangen, Norway.  His principal occupation is serving as a partner of Langangen & Helset, a Norwegian law firm.

Richard H.K. Vietor	Director
Mr. Vietor is a citizen of the United States and his principal business address is Harvard Business School, 295 Morgan Hall, Soldiers Field, Boston, Massachusetts 02163.  Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy.

Jim Kelly	Director
Mr. Kelly is a citizen of the United States and his principal business address is 310 West 86th Street, Apt 12B, New York, NY 10024.  His principal occupation is serving as a consultant at Bloomberg LP.

(d),(e)
None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
NAT purchased 8,000,000 Common Shares in an underwritten public offering of the Issuer at the public offering price of $1.25 per share.
Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on November 17, 2015.

Item 4.  Purpose of Transaction
The information contained in Item 3 is incorporated by reference.
Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on November 17, 2015.
Item 5.  Interest in Securities of the Issuer
(a)-(d)
As of the date hereof, NAT may be deemed to be the beneficial owner of 14,018,280 Common Shares, constituting 23.1% of the Common Shares, based upon 60,686,847 Common Shares outstanding.  NAT has the sole power to vote or direct the vote of 14,018,280 Common Shares.  NAT has the sole power to dispose or direct the disposition of 14,018,280 Common Shares.

(e)	N/A
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On March 1, 2017, the Issuer closed an underwritten public offering of 40,000,000 Common Shares, 8,000,000 of which NAT were purchased by NAT.  The underwriting agreement relating to the transaction is incorporated by reference in Exhibit B.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on November 17, 2015.
Item 7.  Material to be Filed as Exhibits

Exhibit A Exhibit B
Press release of the Reporting Person dated November 12, 2015 announcing the transaction.*

Underwriting Agreement dated February 24, 2017 by and among the Issuer and Morgan Stanley & Co. LLC, as representative of the several underwriters.**

*Previously filed on Schedule 13D/A filed with the Commission on November 17, 2015.
** Incorporated by reference from Exhibit 2 on the Form 6-K furnished with the Commission on February 27, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2017
(Date)

Nordic American Tankers Limited

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman, Chief Executive Officer and President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).